PANNONPLAST

INDUSTRIES PLC.
Chairperson - CEO
[redacted]
216-218.
]7-1928

02060816

www.pannonplast.hu

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Stop 3-9

Budapest, 28th November, 2002

Re: Pannonplast Rt. (the "Company") - File No. 82-4548

02 DEC 30 AM 8:21

Ladies and Gentlemen:

Enclosed please find the following document regarding the Company:

Flash Report on Q1-3 2002 Operations

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purposes that the Company is subject to the Exchange Act.

If you have any further questions or comments, please contact us.

Sincerely,

Dr. Erzsébet Fehér

PROCESSED
P
JAN 14 2003
THOMSON
FINANCIAL

Enclosure

dlw 1/8

File No. 82-4548

Extraordinary Announcement

The Company informs its shareholders, that an agreement has been signed with Alkor Draka S.A., its joint venture partner on the sale of Pannonplast Plc.'s 50% business quota in Pannon Aldra Ltd. Closing date is scheduled to be December 16, 2002.

For further information please contact Ms. Erzsébet FEHÉR CEO (361) 207 1928 or Mr. Miklós VÁRHEGYI Senior VP (361) 207 1936.

Budapest, November 28, 2002

Pannonplast Plc.